UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-34166
CUSIP: 867652406

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q

	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SunPower Corporation
Full Name of Registrant

N/A
Former Name if Applicable

880 Harbour Way South, Suite 600
Address of Principal Executive Office (Street and Number)

Richmond, California 94804
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, SunPower Corporation (the “Company”) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2023 an Annual Report on Form 10-K/A for the period ended January 1, 2023, a Quarterly Report on Form 10-Q/A for the quarterly period ended April 2, 2023, and a Quarterly Report on Form 10-Q/A for the quarterly period ended July 2, 2023 (collectively, the “Affected Periods”) to restate the financial statements for the Affected Periods. As a result of the time and effort that was required to complete these restatements, the Company requires additional time to complete its financial statements preparation and review process for the fiscal year ended December 31, 2023. Accordingly, the Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 2023 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense. The Company is working diligently and plans to file the Form 10-K as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth Eby	(408)	240-5500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced its unaudited results of operations for the fourth quarter and full year ending December 31, 2023 in a press release issued on February 15, 2024, which was furnished as Exhibit 99.1 to the Company’s Form 8-K furnished to the SEC on the same date.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the anticipated timing of the filing of the Form 10-K and the Company’s expected results for the fourth quarter and full year ending December 31, 2023. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the finalization of the Company’s financial statements for the period ended December 31, 2023 and the risks and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K/A filed with the SEC on December 18, 2023 and the Company’s other filings with the SEC. All forward-looking statements in this Form 12b-25 are based on information currently available to us and speak only as of the date of this Form 12b-25. The Company assumes no obligation to, and expressly disclaims any responsibility to, update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUNPOWER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2024	By:	/S/ Elizabeth Eby
Elizabeth Eby
Executive Vice President and Chief Financial Officer